Filed by Dexter Corporation
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company: Dexter Corporation
                              Commission File No. 001-05542


----------------------------------------------------------------------------
           Important Notice Regarding the SPECIAL MERGER MEETING
            of Dexter Corporation to be held September 14, 2000
----------------------------------------------------------------------------





                            [Dexter Corp. logo]


                                                            August 24, 2000

Dear Shareholder:

Your vote has not been received for the special merger meeting of shareholders of Dexter Corporation to be held at The University Club, One West 54th Street, New York, New York 10019 on Thursday, September 14, 2000, at 11:30 a.m., local time. Please take a moment right now to ensure that your shares are represented at this important merger meeting.

At the meeting you will be asked to approve Dexter Corporation's merger with Invitrogen Corporation. In the merger, each outstanding share of Dexter common stock will be converted into $62.50 in cash or Invitrogen common stock or both. This proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares of Dexter common stock on the record date.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER WITH INVITROGEN AND RECOMMENDS THAT DEXTER STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL DESCRIBED IN THE MATERIALS PREVIOUSLY SENT TO YOU.

PLEASE KEEP IN MIND THAT THERE ARE CURRENTLY TWO DEXTER SPECIAL MEETINGS FOR WHICH YOU ARE BEING ASKED TO VOTE. OUR SPECIAL MEETING TO APPROVE THE PROPOSED NONWOVENS ASSET SALE IS SCHEDULED TO TAKE PLACE ON WEDNESDAY, AUGUST 30, 2000. PLEASE TAKE THE TIME TO ENSURE THAT YOUR VOTE IS CAST AT BOTH OF THESE IMPORTANT MEETINGS.

Please vote by Telephone or Internet Today! REMEMBER - EVERY SHARE AND EVERY VOTE COUNTS! You may also sign, date and mail your duplicate proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc at (800) 322-2885.

Thank you in advance for voting promptly.

Sincerely,



K. Grahame Walker
Chairman and Chief Executive Officer


              PLEASE TAKE A MOMENT TO VOTE YOUR SHARES TODAY!

INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT
AND PROSPECTUS REGARDING DEXTER CORPORATION'S PROPOSED MERGER WITH AND INTO INVITROGEN CORPORATION REFERENCED IN THE FOREGOING INFORMATION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT AND PROSPECTUS
WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY INVITROGEN AS PART OF INVITROGEN'S REGISTRATION STATEMENT ON FORM S-4, WHICH BECAME EFFECTIVE AUGUST 14, 2000. INVESTORS AND SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT AND PROSPECTUS AND OTHER DOCUMENTS FILED BY DEXTER OR INVITROGEN AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT "http://www.sec.gov." THE JOINT PROXY STATEMENT AND PROSPECTUS AND SUCH OTHER DOCUMENTS ALSO MAY BE OBTAINED BY DIRECTING SUCH REQUEST TO DEXTER CORPORATION, ONE ELM STREET, WINDSOR LOCKS, CONNECTICUT,06096, 860-292-7675.